TELE NORTE LESTE PARTICIPAÇÕES S.A.

CNPJ/MF No 02.558.134/0001-58
NIRE No 53.300.005702
Publicly Traded Company

ORDINARY GENERAL SHAREHOLDERS' MEETING

SUMMONS NOTICE

The shareholders of **TELE NORTE LESTE PARTICIPAÇÕES S.A**. are being summoned to the Ordinary Shareholders' Meeting to be held at 10:00 a.m., on April 25th, 2002, at the Company's headquarters located in the city of Rio de Janeiro, RJ, at Rua Humberto de Campos, n 425, 3o andar, Leblon to deliberate over the following **ORDER OF THE DAY**:

(a) Analyze, discuss and approve the Financial Statements of the Company and the Management Report for the fiscal year ending December 31, 2001;

(b) Consider management's proposal for the allocation of net income and the distribution of dividends in the amount of R$0.00081197 per common and preferred share held;

(c) Approve the payment of the employee's profit sharing, as stated on article 40 of the Company's Bylaws;

(d) Elect the members and alternates to the Company's Fiscal Committee for the fiscal year beginning January 01, 2002;

(e) Establish the compensation of the Company's Directors and of members of the Company's Fiscal Committee.

GENERAL INFORMATION:

1. All powers of attorney to vote at the Ordinary and Extraordinary Shareholders' Meeting must be delivered to the attention of the Company's legal department at the Company's headquarters located in the city of Rio de Janeiro, RJ, at Rua Humberto de Campos, n 425, 3rd floor, Leblon, at least 2 (two) business days prior to the date of the Meeting.

2. Shareholders whose shares are registered with a custodial agent, who wish to vote their shares at the Ordinary and Extraordinary Meeting, must present a statement issued no later than 2 (two) days prior to the date of the Meeting by the custodial agent, indicating the amount of shares of the Company held by said shareholders as of said date.

Rio de Janeiro, April 03, 2002.

Fersen Lamas Lambranho
Chairman of the Board of Directors